

January 25, 2011

Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.
6601 S. Bermuda Road
Las Vegas, NV 89119

      Re: Bally Technologies, Inc.
              Form 10-K for the fiscal year ended June 30, 2010
              File No. 001-31558

Dear Mr. Haddrill:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 32

1.   In response to comment 4 from our letter dated April 30, 2009, you indicated that, in your future filings, you would describe trends or uncertainties that have had, or that are reasonably expected to have, a materially favorable or unfavorable impact on net revenues or income from continuing operations. Tell us what consideration you gave to discussing any known impact related to the following:

        •   We note from page 36 that the number of new gaming devices has been declining. Consider any ongoing impact on each of your revenue streams; and

- • We note from your disclosure on page 41 and elsewhere that deferred revenue has declined as a result of your revenue recognition policy. Consider any ongoing impact from these declines not being offset by additions to deferred revenue during the period.

     Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition and Liquidity

Working Capital, page 41

2.   We note that there was a significant increase in the receivable balances in fiscal 2010. Tell us what consideration you gave to including more discussion and analysis of the changes and any known trends or uncertainties, such as a discussion of the nature and composition of the receivable balances, including the related payment terms, and an analysis of the changes in the days-sales-outstanding ratios between the periods. Refer to Section IV.B.1 of SEC Release 33-8350.

Financial Statements and Financial Statement Schedule

Consolidated Statements of Cash Flows, page F-1

3.   Please describe the nature of the investing cash outflow related to financing arrangements with customers. Explain the classification as an investing activity, with reference to the authoritative accounting literature relied upon.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue recognition, page F-14

4.   You indicate that upon the adoption on July 1, 2009 of the new accounting guidance related to revenue recognition, revenue for software deliverables continue to be recognized under the software revenue recognition guidance. Please describe the nature of your software deliverables. In this regard, we note from your discussion on pages 2 and 3 that your gaming devices include an operating system, or gaming platform, and game content and that you provide software maintenance. Explain how you applied the scope exceptions in ASC paragraphs 985-605-15-4 and 15-4A. In this regard, explain why the software deliverables are not considered to function together with the non-software deliverables to deliver the tangible product's essential functionality. Note that

there is a rebuttable presumption that software elements are essential if sales of the tangible product without the software elements are infrequent.

5.   Explain how you allocate the arrangement fee to the separate deliverables for each similar type of multiple-element arrangement. Clarify how you use a combination of VSOE and ESP for each particular deliverable. For example, explain why it is appropriate to use this method for system-based hardware.

6.   We note from your disclosures throughout your filing that you may grant extended credit terms, provide financing loans to customers, have a significant amount of receivables from foreign sales, and have extended the terms of customer deposits. Explain the impact on revenue recognition and your ability to meet the fixed or determinable fee and collectability criteria for these types of arrangements. Tell us what consideration you gave to disclosing your related policy. In addition, consider including a discussion of the judgments involved within your Critical Accounting Policies discussion on page 45.

Recently adopted accounting pronouncements, page F-17

7.   Tell us what consideration you gave to disclosing the impact, if any, of applying the new revenue recognition guidance on deferred costs of revenue. Identify the nature of the non-software elements delivered under certain multiple-element arrangements for which revenue is no longer deferred and tell us whether any deferred cost of revenue relates to these elements. We note from your disclosure on page F-12 that deferred cost of revenue consists of the direct costs associated with the manufacture of gaming equipment and systems products for which revenue has been deferred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard M. Haddrill
Bally Technologies, Inc.
January 25, 2011
Page 4

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief